Filed by Goldman Sachs BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

Commission File No. 000-55746

Private Credit Group February 2020

Goldman Sachs BDC, Inc. Fourth Quarter 2019 Earnings Conference Call

On February 21, 2020, Goldman Sachs BDC, Inc. (“GSBD”) held a conference call to discuss GSBD’s financial results for the quarter ended December 31, 2019. The conference call contained information regarding GSBD’s proposed merger with Goldman Sachs Middle Market Lending Corp. (“MMLC”). The following are excerpts from the transcript of GSBD’s February 21, 2020 conference call discussing GSBD’s proposed merger with MMLC.

Brendan McGovern

President and CEO of GSBD

And finally, on December 9th, we announced the proposed merger of GSBD with our affiliated vehicle, MMLC.

For those of you who may not be familiar with the transaction, MMLC is a private affiliated BDC that commenced operations in 2017. Since its formation, MMLC has participated in a common investment program alongside GSBD with the result that over 90% of the investment portfolio of MMLC overlaps with GSBD’s portfolio. I would like to reiterate the five key reasons why we believe the merger of GSBD and MMLC is such a compelling transaction.

First, we expect the merger to be highly accretive to GSBD’s net asset value per share. As disclosed in the joint proxy statement filed with the SEC on January 8, 2020, the transaction is expected to result in over 5% accretion to GSBD’s net asset value per share.

Second, we expect the combination with MMLC to be accretive to net investment income per share, both in the short and long term. In the short term, we expect accretion to NII to be delivered primarily by the variable cap on GSAM’s incentive fees that GSAM agreed to as part of the transaction. In the long term, we expect the increased net asset value per share will allow us to grow the investment portfolio and add additional income producing assets to drive NII growth.

Third, we believe that the transaction results in an overall improvement in portfolio metrics, including an increase in the yield on the portfolio at amortized cost and a reduction in the percentage of investments on non-accrual status.

Fourth, the increased size and scale of the combined company should facilitate greater access to institutional debt markets. And fifth, the transaction offers all of these benefits without the typical due diligence risks that accompany M&A, since over 90% of MMLC’s portfolio overlaps with GSBD’s portfolio.

Following the announcement of the transaction in December, GSBD filed a preliminary joint proxy statement with the SEC in early January. This filing starts a review and comment process with the SEC that typically takes several months to complete, though the exact timing is difficult to predict. However, based on our current expectations, we expect to hold a stockholder meeting for each of GSBD and MMLC in Q2 of 2020 to vote on the proposed merger. If we obtain approval from both shareholder bases, we would anticipate closing the transaction shortly thereafter. We look forward to providing future updates on the status of this merger as they progress.

Question & Answer

Robert James Dodd

Raymond James & Associates, Inc., Research Division

And then, moving onto the transaction, I know there’s limited amount you can say about that. But, there’s a high level of overlap between the GSBD and MMLC portfolios, but some of the assets that GSBD obviously were put on the balance sheet of BDC before the other portfolio existed. So there’s a little segment of the legacy portfolio that – could you characterize? Obviously, that will become a meaningfully smaller portion when you combine the two. Can you give us any color on what you would or how you would lay over the individual company risk ratings? But what kind of benefits do you think you’re going to get from that piece of the business shrinking materially, because if I remember those are some of the relatively speaking riskier assets.

Brendan McGovern

President and CEO of GSBD

Yes, I wouldn’t necessarily, Robert, point to that dynamic as the overall linchpin of what would improve the overall portfolio construction. And here we’re talking about, I think the number is 7% of the assets that are in GSBD and not in MMLC. So it’s a pretty small number overall but you are right that there is a little bit of that legacy issue, which when you combine the two companies together. So for example, MMLC today has no investments on non-accrual, and say there’s 1% at fair value of investments in GSBD on non-accrual, so just given the nature of the transaction, that number will be halved pro forma for the deals. That’s a positive. We do have a handful of non-income producing assets, I mentioned Hunter in Finn’s question as one of them, that’s only in GSBD and not in MMLC. And so again, when you combine the two companies, they’ll be a greater proportion of income producing assets overall. None of those numbers are really dramatic, one way or another. And so there is, I would say, certainly a pro forma benefit that the combined company will get, but nothing I think is something that I would focus on too exclusively.

Robert James Dodd

Raymond James & Associates, Inc., Research Division

Got it. Appreciate. And then, one more, if I can. Under the undistributed income, the $1.16 obviously in GSBD. Is there going to be any requirement or expectation that any of that will get distributed, right out or right prior to the close of the merger? Because I don’t think MMLC has the same kind of spillover characteristics?

Jonathan Lamm

Chief Financial Officer of GSBD

Right. So, there’s no requirement for GSBD for the merger to distribute any of its spillover income. There are no RIC issues that we’re coming up on with respect to the merger that would cause us to have to distribute out of GSBD. MMLC will have to make whatever spillover distributions, whatever spillover income it has in order to meet the RIC requirements prior to the merger because that’s effectively the end of its existence. But as you mentioned, it’s not a significant amount. Given where our spillover income is now, we would project given the fact that we’ve been over earning the dividend that in 2020 at some point, we would have to pay out a special dividend out of GSBD in order to meet the RIC tax requirements absent the merger. So if the merger were not too close, and we would at some point in September-October timeframe when we file our tax return, we’d be required to payout some of that spillover just given the fact that we’re sort of bumping up against that limit, later in the year. Effective or pro forma for the merger closing prior to that date though that issue goes away and we would not be required to payout any of that spillover. So a lot of detail there Robert, but I just want to make sure you had the entire picture.

Forward-Looking Statements

This communication may contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “target,” “estimate,” “intend,” “continue,” or “believe” or the negatives thereof or other variations thereon or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. These statements represent the Company’s belief regarding future events that, by their nature, are uncertain and outside of the Company’s control. There are likely to be events in the future, however, that we are not able to predict accurately or control. Any forward-looking statement made by us in this press release speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the ability of the parties to consummate the merger on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Proposals (as defined below) as set forth in the Proxy Statement (as defined below), the ability to realize the anticipated benefits of the merger, effects of disruption on the business of GSBD and MMLC from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of GSBD’s common stock on the New York Stock Exchange, the combined company’s plans, expectations, objectives and intentions as a result of the merger, any decision by MMLC to pursue continued operations, any termination of the Merger Agreement, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with GSAM and other affiliates of Goldman Sachs , general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof, and the risks, uncertainties and other factors we identify in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in filings we make with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement, when such documents become available, and it is not possible for us to predict or identify all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, GSBD and MMLC have filed relevant materials with the SEC, including a registration statement on Form N-14, filed with the SEC on January 8, 2020, which includes a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.GoldmanSachsBDC.com.

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 20, 2020 and the Proxy Statement. Information about the directors and executive officers of MMLC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019 and the Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

Goldman Sachs BDC, Inc.

Investor Contact: Katherine Schneider, 212-902-3122

Media Contact: Patrick Scanlan, 212-902-6164

Source: Goldman Sachs BDC, Inc.

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